News Release – 4	Exhibit 99.4 October 31, 2018

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

( ₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2018

		Quarter ended			Six months ended		Year ended
Particulars		September 30,	June 30,	September 30,	September 30,		March 31,
		2018	2018	2017	2018	2017	2018
		Unaudited					Audited
I	Revenue from operations
	(a) Revenue (refer note 2a)	71,292.79	65,956.78	69,569.93	137,249.57	128,336.00	289,386.25
	(b) Other operating income	819.29	744.27	268.75	1,563.56	960.73	3,342.13
	Total Revenue from Operations (a)+(b)	72,112.08	66,701.05	69,838.68	138,813.13	129,296.73	292,728.38
II	Other income (includes Government grants)	617.22	605.01	506.08	1,222.23	1,020.36	3,569.85
III	Total Income (I + II)	72,729.30	67,306.06	70,344.76	140,035.36	130,317.09	296,298.23
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed	44,921.05	43,217.86	40,569.02	88,138.91	77,116.45	173,371.19
	(ii) Basis adjustment on hedge accounted derivatives	(414.26)	(429.46)	(420.75)	(843.72)	(720.54)	(1,378.60)
	(b) Purchase of products for sale	4,608.77	4,450.39	3,670.49	9,059.16	7,026.71	15,903.99
	(c) Changes in inventories of finished goods, work-in-progress and products for sale	(3,156.84)	(4,211.88)	1,068.01	(7,368.72)	(1,960.10)	(2,046.58)
	(d) Excise duty (refer note 2b)	-	-	(534.69)	-	790.16	790.16
	(e) Employee benefits expense	8,212.35	8,523.21	7,256.33	16,735.56	14,371.55	30,300.09
	(f) Finance costs	1,226.86	1,375.27	1,147.34	2,602.13	2,256.19	4,681.79
	(g) Foreign exchange (gain)/loss (net)	499.87	1,007.26	(71.47)	1,507.13	(702.73)	(1,185.28)
	(h) Depreciation and amortisation expense	5,941.20	5,857.13	4,969.88	11,798.33	9,494.44	21,553.59
	(i) Product development/Engineering expenses	1,068.48	950.53	765.03	2,019.01	1,577.47	3,531.87
	(j) Other expenses	15,263.09	14,262.84	13,216.17	29,525.93	26,190.39	60,184.21
	(k) Amount capitalised	(5,148.12)	(5,112.86)	(4,371.97)	(10,260.98)	(8,321.06)	(18,588.09)
	Total expenses (IV)	73,022.45	69,890.29	67,263.39	142,912.74	127,118.93	287,118.34
V	Profit/(loss) before exceptional items and tax (III - IV)	(293.15)	(2,584.23)	3,081.37	(2,877.38)	3,198.16	9,179.89
VI	Exceptional Items

	(a) Defined benefit pension plan amendment past service credit		-	-	-	-	(3,609.01)	(3,609.01)
	(b) Employee separation cost		-	-	-	-	-	3.68
	(c) Provision for/ impairment of capital work-in-progress and intangibles under development		93.21	-	-	93.21	-	1,641.38
	(d) Provision for costs of closure of operation of a subsidary (refer note 6)		437.08	-	-	437.08	-	-
	(e) Others		-	-	-	-	(11.19)	(11.19)
VII	Profit/(loss) before tax (V - VI)		(823.44)	(2,584.23)	3,081.37	(3,407.67)	6,818.36	11,155.03
VIII	Tax expense/(credit) (net)
	(a) Current tax		550.88	710.07	1,242.88	1,260.95	1,979.46	3,303.46
	(b) Deferred tax		(278.98)	(1,125.70)	(153.10)	(1,404.68)	317.76	1,038.47
	Total tax expense (net)		271.90	(415.63)	1,089.78	(143.73)	2,297.22	4,341.93
IX	Profit/(loss) for the period/year from continuing operations (VII - VIII)		(1,095.34)	(2,168.60)	1,991.59	(3,263.94)	4,521.14	6,813.10
X	Share of profit of joint ventures and associates (net)		85.85	306.03	510.08	391.88	1,180.46	2,278.26
XI	Profit/(loss) for the period/year (IX + X)		(1,009.49)	(1,862.57)	2,501.67	(2,872.06)	5,701.60	9,091.36
	Attributable to:
	(a) Shareholders of the Company		(1,048.80)	(1,902.37)	2,482.78	(2,951.17)	5,665.04	8,988.91
	(b) Non-controlling interests		39.31	39.80	18.89	79.11	36.56	102.45
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		(1,085.06)	2,954.51	945.96	1,869.45	1,215.45	5,939.95
	(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss		199.94	(530.49)	(157.23)	(330.55)	(230.26)	(991.02)
	(B) (i) Items that will be reclassified to profit or loss		6,045.25	(4,520.05)	7,555.13	1,525.20	17,313.62	28,017.27
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		(313.51)	466.67	(853.13)	153.16	(2,323.59)	(3,403.69)
	Total other comprehensive income/(loss)		4,846.62	(1,629.36)	7,490.73	3,217.26	15,975.22	29,562.51
XIII	Total comprehensive income/(loss) for the period (net of tax) (XI + XII)		3,837.13	(3,491.93)	9,992.40	345.20	21,676.82	38,653.87
	Attributable to:
	(a) Shareholders of the Company		3,781.19	(3,532.58)	9,956.42	248.61	21,623.12	38,524.52
	(b) Non-controlling interests		55.94	40.65	35.98	96.59	53.70	129.35
XIV	Paid-up equity share capital (face value of ₹ 2 each)		679.22	679.22	679.22	679.22	679.22	679.22
XV	Reserves excluding revaluation reserves (as per Balance Sheet of previous accounting year)							94,725.82
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹ 2 each)
	(a) Basic EPS	₹	(3.09)	(5.60)	7.30	(8.69)	16.67	26.46
	(b) Diluted EPS	₹	(3.09)	(5.60)	7.29	(8.69)	16.66	26.45
	B. ‘A’ Ordinary shares (face value of ₹ 2 each)
	(a) Basic EPS	₹	(3.09)	(5.60)	7.40	(8.69)	16.77	26.56
	(b) Diluted EPS	₹	(3.09)	(5.60)	7.39	(8.69)	16.76	26.55
			Not annualised

Statement of Consolidated Assets and Liabilities
		(₹ in crores)
	As at September 30,	As at March 31,
	2018	2018
	Unaudited	Audited
I ASSETS
(1) Non-current assets
(a) Property, plant and equipment	80,425.37	73,867.84
(b) Capital work-in-progress	13,114.11	16,142.94
(c) Goodwill	116.96	116.45
(d) Other intangible assets	45,887.75	47,429.57
(e) Intangible assets under development	30,303.94	23,890.56
(f) Investment in equity accounted investees	5,073.37	4,887.89
(g) Financial assets
(i) Other investments	910.43	763.76
(ii) Finance receivables	18,819.08	15,479.53
(iii) Loans and advances	463.13	495.41
(iv) Other financial assets	3,752.59	4,563.87
(h) Deferred tax assets (net)	4,770.31	4,158.70
(i) Non-current tax assets (net)	878.75	899.90
(j) Other non-current assets	3,717.69	2,681.25
	208,233.48	195,377.67
(2) Current assets
(a) Inventories	51,125.47	42,137.63
(b) Investment in equity accounted investees (held for sale)	544.57	497.35
(c) Financial assets
(i) Other investments	10,690.72	14,663.75
(ii) Trade receivables	17,865.98	19,893.30
(iii) Cash and cash equivalents	12,743.22	14,716.75
(iv) Bank balances other than (iii) above	8,375.05	19,897.16
(v) Finance receivables	9,593.51	8,401.65
(vi) Loans and advances	2,094.77	2,279.66
(vii) Other financial assets	3,757.84	3,029.12
(d) Current tax assets (net)	249.11	208.91
(e) Assets classified as held-for-sale	2,960.84	2,585.19
(f) Other current assets	8,133.74	7,662.37
	128,134.82	135,972.84
TOTAL ASSETS	336,368.30	331,350.51
II. EQUITY AND LIABILITIES
Equity
(a) Equity share capital	679.22	679.22
(b) Other equity	94,410.03	94,748.69
Equity attributable to owners of Tata Motors Ltd	95,089.25	95,427.91
Non-controlling interests	549.87	525.06
	95,639.12	95,952.97
Liabilities
(1) Non-current liabilities
(a) Financial liabilities
(i) Borrowings	71,968.24	61,199.50
(ii) Other financial liabilities	2,636.12	2,739.14
(b) Provisions	11,858.89	10,948.44
(c) Deferred tax liabilities (net)	5,358.39	6,125.80
(d) Other non-current liabilities	9,900.85	11,165.19
	101,722.49	92,178.07
(2) Current liabilities
(a) Financial liabilities
(i) Borrowings	20,954.96	16,794.85
(ii) Trade payables	66,890.44	72,038.41
(iii) Acceptances	3,675.21	4,901.42
(iv) Other financial liabilities	28,556.68	31,267.49
(b) Provisions	8,284.41	7,953.50
(c) Current tax liabilities (net)	929.06	1,559.07
(d) Liabilities directly associated with assets classified as held-for-sale	1,220.28	1,070.18
(e) Other current liabilities	8,495.65	7,634.55
	139,006.69	143,219.47
TOTAL EQUITY & LIABILITIES	336,368.30	331,350.51

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India.

A core recent initiative of the Company was the implementation of the Organization Effectiveness (OE) program, a strategic program designed to overhaul and transform the Company. Pursuant to the changes implemented as a result of the OE program, the Company has drawn separate strategies for commercial vehicles, passenger vehicles and financing business from Fiscal 2019. Consequent to these changes, the automotive segments will have the following four reportable segments commencing fiscal 2019:

a) Automotive: The Automotive segment will consist of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Tata Motor Finance.

b) Others: Others will consist of IT services and machine tools and factory automation solutions.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

The reportable segment information for the corresponding previous preiods reported have been changed to make them comparable.

							( ₹ in crores)
		Quarter ended			Six months ended		Year ended
Particulars		September 30,	June 30,	September 30,	September 30,		March 31,
		2018		2017	2018	2017	2018
		Unaudited					Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	15,056.93	13,869.17	11,507.80	28,926.10	20,753.85	49,373.55
	(b) Passenger Vehicle	3,406.98	3,398.35	2,741.54	6,805.33	5,078.62	13,342.04
	(c) Corporate/Unallocable	37.85	22.75	22.57	60.60	71.82	169.69
	- Financing	947.06	733.09	666.28	1,680.15	1,297.46	2,800.22
	- Jaguar and Land Rover	52,082.28	48,215.12	54,510.36	100,297.40	101,317.27	225,218.79
	Less: Intra segment eliminations	(35.60)	(17.28)	(42.68)	(52.88)	(83.56)	(131.91)
	-Total	71,495.50	66,221.20	69,405.87	137,716.70	128,435.46	290,772.38
II.	Others	945.95	870.55	762.14	1,816.50	1,490.77	3,252.36
	Total Segment Revenue	72,441.45	67,091.75	70,168.01	139,533.20	129,926.23	294,024.74
	Less: Inter segment revenue	(329.37)	(390.70)	(329.33)	(720.07)	(629.50)	(1,296.36)
	Revenue from Operations	72,112.08	66,701.05	69,838.68	138,813.13	129,296.73	292,728.38
B.	Segment results before other income (excluding Government grants), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	1,193.49	1,057.20	952.89	2,250.69	1,172.28	3,595.32
	(b) Passenger Vehicle	(291.02)	(341.12)	(794.77)	(632.14)	(1,601.69)	(3,045.92)
	(c) Corporate/Unallocable	(88.63)	(57.24)	(56.74)	(145.87)	(126.04)	(254.13)
	- Financing	632.53	462.04	425.14	1,094.57	719.31	1,808.31
	- Jaguar and Land Rover	(396.42)	(1,652.89)	3,379.26	(2,049.31)	4,150.11	9,408.80
	Less: Intra segment eliminations	—	—	—	—	—	—
	-Total	1,049.95	(532.01)	3,905.78	517.94	4,313.97	11,512.38
II.	Others	182.25	138.78	88.05	321.03	154.02	422.32
	Total Segment results	1,232.20	(393.23)	3,993.83	838.97	4,467.99	11,934.70
	Less: Inter segment eliminations	(38.95)	(33.24)	(25.39)	(72.19)	(59.28)	(147.19)
	Net Segment results	1,193.25	(426.47)	3,968.44	766.78	4,408.71	11,787.51
	Add/(Less) : Other income (excluding Govt. grants)	240.33	224.77	188.80	465.10	342.91	888.89
	Add/(Less) : Finance costs	(1,226.86)	(1,375.27)	(1,147.34)	(2,602.13)	(2,256.19)	(4,681.79)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(499.87)	(1,007.26)	71.47	(1,507.13)	702.73	1,185.28
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(437.08)	—	—	(437.08)	—	(166.66)
	(b) Passenger Vehicle	(93.21)	—	—	(93.21)	—	(800.00)
	- Total Tata and other brands vehicles	-	—	—	-	—	-
	- Jaguar and Land Rover	-	—	—	-	3,620.20	2,941.80
	Total Profit before tax	(823.44)	(2,584.23)	3,081.37	(3,407.67)	6,818.36	11,155.03

		As at June 30,	As at September 30,	As at September 30,	As at March 31,
		2018	2018	2017	2018
		Unaudited	Unaudited	Unaudited	Audited
C .	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	26,070.89	26,077.87	25,643.19	24,963.13
	(b) Passenger Vehicle	18,329.34	16,156.62	16,691.47	15,418.17
	(c) Corporate/Unallocable	4,899.55	8,200.56	6,033.26	6,505.33
	- Tata and other brands vehicles and financing thereof - Assets held for sale	247.87	255.40	-	223.33
	- Financing	29,367.25	32,501.54	22,322.67	27,653.16
	- Jaguar and Land Rover	193,969.26	215,777.34	175,717.66	199,513.67
	Less: Intra segment eliminations	(871.31)	(610.33)	(1,668.29)	(1,140.94)
	-Total	272,012.85	298,359.00	244,739.96	273,135.85
II.	(a) Others	27.42	26.73	476.18	13.26
	(b) Assets classified as held for sale	2,736.37	3,046.57	2,178.90	2,756.91
	Total Segment Assets	274,776.64	301,432.30	247,395.04	275,906.02
	Less: Inter segment eliminations	(1,242.68)	(1,244.00)	(1,147.98)	(1,281.07)
	Net Segment Assets	273,533.96	300,188.30	246,247.06	274,624.95
	Investment in equity accounted investees
	- Tata and other brands vehicles
	(a) Commercial Vehicle	400.25	424.22	377.53	383.00
	(b) Passenger Vehicle	2.50	2.50	2.50	2.50
	(c) Corporate/Unallocable	-	-	-	-
	- Financing	-	5.91	-	-
	- Jaguar and Land Rover	4,519.30	4,640.74	4,609.74	4,502.39
	- Others*	525.41	544.57	422.79	497.35
	Add : Unallocable assets	35,630.63	30,562.06	39,708.66	51,340.32
	Total Assets	314,612.05	336,368.30	291,368.28	331,350.51
D .	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	19,158.08	20,479.94	19,466.32	20,571.92
	- Financing	651.15	613.94	509.55	724.40
	- Jaguar and Land Rover	91,639.78	100,170.85	91,034.68	107,864.26
	Less: Intra segment eliminations	(794.22)	(533.03)	(1,572.80)	(997.60)
	-Total	110,654.79	120,731.70	109,437.75	128,162.98
II.	(a) Others	85.35	82.37	359.81	84.01
	(b) Liabilities directly associated with assets classified as held-for-sale	1,008.55	1,220.28	681.28	1,070.18
	Total Segment Liabilities	111,748.69	122,034.35	110,478.84	129,317.17
	Less: Inter segment eliminations	(327.61)	(330.44)	(273.29)	(315.22)
	Net Segment Liabilities	111,421.08	121,703.91	110,205.55	129,001.95
	Add : Unallocable liabilities	111,107.06	119,025.27	101,513.16	106,395.59
	Total Liabilities	222,528.14	240,729.18	211,718.71	235,397.54
*	Held for sale as at September 30, 2018

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on October 31, 2018.
2(a))

Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with Ind AS 18/Ind AS 115 on Revenue/Revenue from contracts with customers and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Revenue from operations for applicable periods. In view of the aforesaid restructuring of indirect taxes, Revenue from operations for the quarter and six months ended September 30, 2017 and year ended March 31, 2018 are not comparable with the current period. Following additional information is being provided to facilitate such comparison:

						( ₹ in crores)
	Quarter ended			Six months ended		Year ended
Particulars	September 30,	June 30,	September 30,	September 30,		March 31,
	2018	2018	2017	2018	2017	2018
(a) Revenue from operations	72,112.08	66,701.05	69,838.68	138,813.13	129,296.73	292,728.38
(b) Excise duty	-	-	-	-	(1,166.77)	(1,166.77)
(c) Revenue from operations (net of excise duty) (a)-(b)	72,112.08	66,701.05	69,838.68	138,813.13	128,129.96	291,561.61

2(b))	Excise duty for the quarter ended September 30, 2017 represents reversal of excise duty on closing inventories held as at June 30, 2017.
3)

The assets and liabilities of Tata Technologies Limited, TAL Manufacturing Solutions Limited, Company's certain assets related to defence business and investment in Tata Hitachi Construction Machinery Company Private Limited (equity accounted investees) are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105.

4)	Ind AS 115 – Revenue from Contracts with Customers

The Company has adopted Ind AS 115 with a modified retrospective approach. The Company makes transport arrangements for delivering its vehicles to the dealers. The gross consideration received in respect of these arrangements was recognised and presented within revenue in the statement of profit and loss. The costs associated with these arrangements are presented within freight cost in the statement of profit and loss. In accordance with Ind AS 115, the Company has determined that it is an agent in providing these services, and therefore the gross consideration received, net off cost associated with respect to these arrangements is presented within revenue effective April 1, 2018. Certain payouts made to dealers such as infrastructure support payments are to be treated as variable components of consideration and are therefore in accordance with Ind AS 115, recognised as revenue deductions in future. These changes in presentation in the income statement has resulted in decrease in both revenues and expenses by ₹1,780.54 crores and ₹851.50 crores for the period six months ended September 30, 2018 and quarter ended September 30, 2018 respectively.

5)

In compliance with Ind AS 20 - Government grants and consequent to clarifications published by the Institute of Chartered Accountants of India, various Government Grants and incentives have been recognized as "Other Income". Earlier these were reported as "Other Operating Revenue" in the Statement of Profit and Loss. Previous periods have been reclassified accordingly for comparative purposes. This has no impact on reported Profit Before Tax (PBT).

6)

On July 31, 2018, the Company decided to cease the current manufacturing operations of Tata Motors Thailand Ltd.  The Company will address the Thailand market with a revamped product portfolio, suitable to the local market needs, delivered through a CBU distribution model. Accordingly, the relevant restructuring costs have been accounted in the quarter ended September 30, 2018.

7)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter and six month ended September 30, 2018.

Tata Motors Limited

Guenter Butschek
Mumbai, October 31, 2018	CEO & Managing Director